Via EDGAR

December 27, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:	Eric McPhee
Jennifer Monick

Re:	EQT Exeter Real Estate Income Trust, Inc.
Form 10-K for the year ended December 31, 2023
Form 10-Q for the quarterly period ended September 30, 2024
File No. 333-273163

Dear Mr. McPhee and Ms. Monick:

This letter sets forth the response of EQT Exeter Real Estate Income Trust, Inc. (the “Company”) to the comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated December 19, 2024, pertaining to the review of the Company’s filing of financial statements and related disclosures. We have included the Staff’s comment below, followed by the Company’s response thereto.

Form 10-Q for the quarterly period ended September 30, 2024

Notes to Consolidated Financial Statements (Unaudited)

3. Investment in Real Estate, page 10

1.	We note your disclosure of your acquisitions during the nine months ended September 30, 2024. Please tell us how you determined it was unnecessary to provide audited financial statements and pro forma financial information for these acquired entities. Refer to Rule 8-05 and Rule 8-06 of Regulation S-X.

Response:      The Company is conducting a continuous blind pool public offering on a best-efforts basis pursuant to an effective Registration Statement on Form S-11 (File No. 333-273163) that is subject to Item 20.D Undertakings of Industry Guide 5. Rule 11-01(b)(4) of Regulation S-X provides that when a registrant “conducts a continuous offering over an extended period of time and applies Item 20.D. Undertakings of Industry Guide 5,” the registrant measures the significance of an acquisition during the distribution period using a denominator that is equal to the registrant’s total assets as of the date of acquisition (excluding the acquired asset) plus the proceeds (net of commissions) in good faith expected to be raised by the registrant in its registered offering over the next 12 months (the “Blind Pool Investment Test”). Pursuant to Rule 8-06 and Rule 3-14 of Regulation S-X, the acquisition of a real estate operation is significant if it exceeds 20% of the Blind Pool Investment Test. Additionally, Section 2330.10 of the Staff’s Financial Reporting Manual (the “FRM”) provides that where a registrant acquires a property that does not have a leasing history or where the leasing history is less than three months, then financial statements of the property are not required.

Based on the significance test set forth above and Section 2330.10 of the FRM, the Company concluded that audited financial statements pursuant to Rule 8-06 and related pro forma financial information pursuant to Rule 8-05 were not required for the real estate properties acquired by the Company during the nine months ended September 30, 2024, as follows:

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 27, 2024

1.	Georgetown Property – The Company acquired the Georgetown Property on March 20, 2024 for a purchase price of approximately $60.9 million, exclusive of closing costs. The Company funded the acquisition of the Georgetown Property with proceeds from the sale on March 19, 2024 of Class E units of the Company’s operating partnership (the “Operating Partnership”) to an affiliate of the Company’s sponsor. Applying the significance test set forth above, the Company determined no financial statements were required because the Georgetown Property did not exceed 20% of the Company’s total assets as of the date of acquisition (excluding the acquired asset) plus the proceeds (net of commissions) in good faith expected to be raised by the Company in its registered offering over the next 12 months.

2.	Middletown Property – The Company acquired the Middletown Property on August 14, 2024 for a purchase price of $170.50 million, exclusive of closing costs. The Company funded the acquisition of the Middletown Property with proceeds from debt financing and from the sale of Class E units of the Operating Partnership to an affiliate of the Company’s sponsor. Construction was completed on the Middletown Property in December 2023. The Middletown Property is leased to a single tenant whose lease commenced on August 1, 2024. Rental payments under the lease commenced in November 2024, after the tenant’s free rent period ended. Applying Section 2330.10 of the FRM, the Company determined no financial statements were required because the Middletown Property is a newly constructed property with a nominal leasing history as the sole tenant lease commenced on August 1, 2024 and no rental payments were payable under the lease (i.e., there was no revenue under the lease) until November 2024.

3.	Nashville Property – The Company acquired the Nashville Property on August 15, 2024 for a purchase price of $75.00 million, exclusive of closing costs. The Company funded the acquisition of the Nashville Property with proceeds from debt financing and from the sale of Class E units of the Operating Partnership to an affiliate of the Company’s sponsor. Construction was completed on the Nashville Property in December 2023. The Nashville Property is leased to a single tenant whose lease commenced on February 7, 2024 but rental payments did not commence under the lease until August 1, 2024, after the tenant’s free rent period ended. During the period from February 7, 2024 through August 1, 2024, the tenant was responsible for paying only limited expenses for taxes, insurance, and certain operational expenses. Applying Section 2330.10 of the FRM, the Company determined no financial statements were required because the Nashville Property was a newly constructed property with nominal leasing history as the sole tenant lease had no rental payments payable under the lease (i.e., there was no revenue under the lease) until August 2024.

We would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact Carrie Hartley by email at carrie.hartley@us.dlapiper.com or by phone at (919) 786-2007 with any questions or additional comments.

Sincerely,

EQT Exeter Real Estate Income Trust, Inc.

By:	/s/ J. Peter Lloyd
Name:	J. Peter Lloyd
Title:	Chief Financial Officer

cc:	Robert H. Bergdolt, DLA Piper LLP (US) Carrie Hartley, DLA Piper LLP (US)